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Exhibit 12

Abbott Laboratories
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)
(dollars in millions)

	2016	2015	2014	2013	2012
EARNINGS FROM CONTINUING OPERATIONS	$1,063	$2,606	$1,721	$1,988	$237 (a)
ADD (DEDUCT)
Taxes on earnings from continuing operations	350	577	797	53	(457)
Amortization of capitalized interest, net of capitalized interest	(8)	(3)	(3)	(6)	(3)
Noncontrolling interest	20	17	13	13	12

EARNINGS FROM CONTINUING OPERATIONS AS ADJUSTED	$1,425	$3,197	$2,528	$2,048	$(211)

FIXED CHARGES
Interest on long-term and short-term debt	431	163	150	145	320
Capitalized interest cost	22	15	13	15	12
Rental expense representative of an interest factor	97	85	87	90	100

TOTAL FIXED CHARGES	$550	$263	$250	$250	$432

TOTAL ADJUSTED EARNINGS FROM CONTINUING OPERATIONS AVAILABLE FOR PAYMENT OF FIXED CHARGES	$1,975	$3,460	$2,778	$2,298	$221

RATIO OF EARNINGS FROM CONTINUING OPERATIONS TO FIXED CHARGES	3.6	13.1	11.1	9.2	0.5

(a)
2012 includes $1,351 million for the net loss on extinguishment of debt.

NOTE: For the purpose of calculating this ratio, (i) earnings from continuing operations have been calculated by adjusting earnings from continuing operations for taxes on earnings from continuing operations; interest expense; amortization of capitalized interest, net of capitalized interest; noncontrolling interests; and the portion of rentals representative of the interest factor, (ii) Abbott considers one-third of rental expense to be the amount representing return on capital, and (iii) fixed charges comprise total interest expense, including capitalized interest and such portion of rentals.

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  Exhibit 12
Abbott Laboratories Computation of Ratio of Earnings to Fixed Charges (Unaudited) (dollars in millions)